State of Maryland
Department of
Assessments and Taxation

Charter Division

Larry Hogan
Governor

Michael L. Higgs
Director

Date: 10/13/2016

Teri Hamilton-Mickens
9009 Temple Hill Rd
Clinton MD 20735

THIS LETTER IS TO CONFIRM ACCEPTANCE OF THE FOLLOWING FILING:

ENTITY NAME : Over The Top Ladder LLC

DEPARTMENT ID : W17548298
TYPE OF REQUEST : Articles of Organization
DATE FILED : 10/12/2016
TIME FILED : 5:19 PM
FILING NUMBER : 5000000000943430
CUSTOMER ID : 5000081414
WORK ORDER NUMBER: I628600138

PLEASE VERIFY THE INFORMATION CONTAINED IN THIS LETTER. NOTIFY THIS DEPARTMENT IN WRITING IF ANY INFORMATION IS INCORRECT. INCLUDE THE CUSTOMER ID AND THE WORK ORDER NUMBER ON ANY INQUIRIES. EVERY YEAR THIS ENTITY MUST FILE A PERSONAL PROPERTY RETURN IN ORDER TO MAINTAIN ITS EXISTENCE EVEN IF IT DOES NOT OWN PERSONAL PROPERTY. THE RETURN IS FOUND ON THE SDAT WEBSITE.

EFFECTIVE DATE	: 10/12/2016
PRINCIPAL OFFICE	: 9009 Temple Hill Rd Clinton MD 20735
RESIDENT AGENT	: Larry Mickens 9009 Temple Hill Rd Clinton MD 20735